28   Code of Ethics

This Code of Ethics is designed primarily to help avoid any potential conflicts that may arise when Staff trade for their personal securities accounts.  The Code sets forth guidelines and restrictions for personal securities trading, including an absolute prohibition against trading on the basis of “inside” (i.e., material, non-public) information.   Adherence to this Code of Ethics is a condition of your employment.  Please direct questions to any member of AEIM’s Legal/Compliance Department.

28.1	Guiding Principles and Standards of Conduct

As an investment adviser, AEIM is legally considered a fiduciary of its clients’ accounts.  This means that all Staff of AEIM owe AEIM’s clients undivided loyalty and must conduct their personal affairs in such a manner as to avoid: (1) serving their own personal interests ahead of the clients’ interests; (2) taking advantage of their respective positions; and (3) engaging in any activity that conflicts with the interest of any client.

In other words, AEIM must act in its clients’ best interests and neither AEIM nor its Staff may benefit at the expense of advisory clients. AEIM’s employees must avoid activities, interests and relationships that run contrary (or appear to run contrary) to the best interests of clients.  This concept is particularly relevant when Staff are making personal investments in securities that are also traded on behalf of advisory clients.  The following set of principles frame the professional and ethical conduct that AEIM expects from its Staff.

■
Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients, employers, employees, colleagues in the investment profession, and other participants in the global capital markets.

■	Place the integrity of the investment profession, the interests of clients, and the interests of AEIM above your own personal interests.

■	Adhere to the fundamental standard that you should not take inappropriate advantage of your position.

■	Conduct all personal securities transactions in a manner consistent with this policy.

■
Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.

■	Practice and encourage others to practice in a professional and ethical manner that will reflect credit on you and the profession.

CODE OF ETHICS 1

■	Promote the integrity of, and uphold the rules governing, capital markets.

■	Maintain and improve your professional competence and strive to maintain and improve the competence of other investment professionals.

■	Comply with applicable provisions of the Federal Securities Laws (as defined herein), the Commodity Exchange Act, the Employee Retirement Income Security Act and other relevant laws.

28.2	Specific Requirements and Restrictions

28.2.1	Personal Investing by AEIM Employees

All Staff of AEIM are required to comply with the Ashmore Group Personal Account Dealing Rules at Section 20 of the Ashmore Group of Companies Compliance Manual available on MyComplianceOffice.  These Personal Account Dealing Rules govern all Staff personal investments, which may also include investments by family members and others as described in detail therein.

28.2.2	Insider Trading Prohibition

Staff is strictly prohibited from trading either for a personal account (including the account of a Connected Person) or the account of any other person (including a client) on the basis of material, non-public information, or communicating material, non-public information to others in violation of the law. AEIM has adopted an “Insider Trading Policy” at Section 29 of this Compliance Manual that describes more fully what constitutes “insider trading” and the legal penalties for engaging in it.

28.2.3	Affiliation with Securities Issuers

AEIM may not invest, on behalf of a client, in a security of an issuer if any Staff or Connected Person has any current affiliation with such issuer (i.e., control or ownership interest greater than 5% or membership on the board of directors) without the prior authorization of the CCO.  This prohibition is not intended to apply to investments in vehicles managed or sponsored by AEIM or any of its affiliates.  Any such authorization will be based on a determination that investment in the security would not be inconsistent with the interests of AEIM or its clients, and that any conflicts of interest or potential conflicts of interest have been properly disclosed in AEIM’s Form ADV.

A Staff member may not serve on the Board of Directors of any publicly traded company, any issuer of securities eligible for purchase by AEIM, or any other organization that might present a potential conflict of interest (such as a position with a client organization or an organization affiliated with a client) without prior authorization of the CCO. Any such authorization will be based on a determination that the Board service would not be inconsistent with the interests of AEIM or its clients.

2 CODE OF ETHICS

28.2.4	Confidentiality of Client Information

Staff may not disclose to any person (including another Employee) the securities activities engaged in or contemplated for any client account, except to the extent that such disclosure is necessary to, and within the scope of, the performance of such Staff member’s duties.  This prohibition is designed to help prevent the disclosure of client information to persons outside AEIM and to minimize the opportunity for actual or apparent violations of this Code by Staff.

28.2.5	Reporting

To help ensure compliance with the Ashmore Group Personal Account Dealing Rules (as described in Section 20 of the Ashmore Group of Companies Compliance Manual) all Staff will be required to submit the following disclosures to the Legal/Compliance Department through MyComplianceOffice:

■	Acknowledgment. Within a reasonable time after the commencement of employment.
■	Trade Authorization Request. As necessary, for transactions that require specific authorization under the Ashmore Group Personal Account Dealing Rules.
■	Disclosure of Personal Holdings. Within 10 days of commencement of employment and annually thereafter by January 31 of each year.
■	Quarterly Reports. Each Employee must submit quarterly information on any Securities transactions for a Covered Account no later than 30 days following each quarter-end.

28.2.5.1	Reporting Requirements with Respect to Certain U.S. Registered Open-End Mutual Funds

Notwithstanding any provisions in the Ashmore Group Personal Account Dealing Rules to the contrary, AEIM Employees are not required to report transactions in or holdings of U.S. registered open-end mutual funds (“US Mutual Funds”) that are not managed by AEIM or any of its affiliates, so long as the US Mutual Funds:

■	do not focus on investment in Emerging Market Securities, or

■
are held exclusively within the AEIM 401(k) plan (i.e., investments in US Mutual Funds that focus on Emerging Markets Securities are permitted within your 401(k) account and do not need to be reported).

28.3	Compliance Procedures and Sanctions

The CCO will oversee compliance with this Code.

CODE OF ETHICS 3

28.3.1	Prevention of Violations

To prevent violations of this Code and of the Insider Trading Policy:
The Legal/Compliance Department will:
■	Accept and review Trade Authorization Requests and either grant or deny such requests promptly;

■	Answer questions regarding this Code and the Insider Trading Policy;

■	Review all trading activity reports and annual holdings reports filed by Staff and coordinate the review Ashmore Group Compliance as may be appropriate;

■
Promptly, upon learning of a significant violation of this Code or of the Insider Trading Policy, prepare a written report to Ashmore Group Compliance and the senior management of AEIM providing full details and recommendations for further action.

The CCO, in coordination with senior management of AEIM and Ashmore Group Compliance, will:
■	Resolve issues of whether information received by Staff is material and non-public;

■	Review and update as necessary this Code and the Insider Trading Policy; and

■	Upon a determination that Staff has violated this Code or the Insider Trading Policy, determine appropriate sanctions and take any action necessary to prevent further violations.

28.3.2	Sanctions

Upon discovering a violation of this Code, AEIM may impose such sanctions as it deems appropriate, including, but not limited to: requiring Staff to disgorge any profits realized as a result of the violation; requiring Staff to pay a penalty in addition to any disgorgement; placing restrictions on Staff’s future trading activity (e.g., prohibiting Staff from buying or selling any Security for a period of six (6) months after such violation); placing a letter of censure in a Staff member’s personnel file; or suspension or termination of the Staff member.  Any payments required hereunder shall be paid to the affected client(s) or to a charitable organization of AEIM’s choosing.

28.3.3	Reporting

AEIM takes the potential for conflicts of interest caused by personal investing very seriously.  As such, AEIM requires Staff to promptly report any violations of the Code of Ethics to the CCO.  AEIM’s management personnel are aware of the potential matters that may arise as a result of this requirement, and shall take action against any Staff who seeks retaliation against another for reporting violations of the Code of Ethics.  AEIM has zero tolerance for retaliatory actions and therefore may subject offenders to severe action.  In order to minimize the potential for such behavior, all reports of Code of Ethics violations will be treated as being made on an anonymous basis.

In addition, the CCO shall periodically prepare a report relating to this Code of Ethics to Ashmore Group Compliance.  Such report shall:

4 CODE OF ETHICS

■	If applicable, identify any violations requiring significant remedial action during the period; and

■
If applicable, identify any recommended changes in the existing restrictions or procedures based upon AEIM’s experience under its Code of Ethics, evolving industry practices or developments in applicable laws or regulations.

CODE OF ETHICS 5

[Excerpt from Ashmore Group of Companies Compliance Manual]

20.           PERSONAL ACCOUNT DEALING

1. Principle 3 – Management and control – A firm must take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems.

Principle 8 – Conflicts of interest – A firm must manage its conflicts of interest fairly, both between itself and its clients, and between a client and another client.

United States SEC Requirements

The requirements of this whole Section 20 are considered to be materially in compliance with the requirements of the United States Investment Company Act 1940 Rule 17j-1 and Rule 204A-1 of the Investment Advisers Act 1940.  All records maintained in accordance with this section are to be made available to the SEC for their review on request.

20.1     The Emerging Markets prohibition – what does it cover?

To seek to avoid conflicts, Ashmore staff may not invest (directly or (e.g. through funds) indirectly) in any Emerging Markets securities (or other product types managed by Ashmore) except through Ashmore’s own Funds or where expressly permitted in or pursuant to these rules.

Emerging Markets means any country that Ashmore treats as an emerging market country from time to time. The current Ashmore list is available from Group Compliance: email Groupcompliance@ashmoregroup.com

With the approval of the Group Head of Compliance, exceptions (individual / group / class) may be granted.  Currently, it is anticipated that these exceptions - which will be considered on a case by case basis – are likely to be limited to the following areas:

a.	to facilitate appropriate long term investment and / or pension planning by Ashmore staff who are employed and work in an Emerging Market country (e.g. a Brazilian national working in Ashmore Brazil);

b.
to facilitate appropriate long term investment and / or pension planning by staff not living in, but whose home country is, an Emerging Market country,  and as to which he / she anticipates returning in due course (e.g. a Brazilian national working in Ashmore London);

c.
to facilitate appropriate long term investment and / or pension planning by staff who are employed and work in an Emerging Market, but whose home country is not an Emerging Market and as to which he / she anticipates returning in due course (e.g. a UK national working in Ashmore Singapore);

d.
to allow investment in products where the Ashmore Group does not (currently) have a product that is, in the opinion of the Group Head of Compliance, comparable (e.g. certain 401(k) schemes in the USA);

e.	certain discretionary management arrangements where Emerging Markets is not a principal element of the investment purpose of the mandate (and which have been approved by Group Compliance).

20.2     Other prohibitions and restrictions

To protect individual members of staff and the Ashmore group, the following additional prohibitions and restrictions apply:

a.
you must not effect transactions in any security if to do so may, or may appear to, involve a conflict of your own interest with that of any client or with your duty to any client, or otherwise have an adverse effect upon the particular interests of any client;

b.
any person involved in the preparation of or approval of research must not effect any transaction in Ashmore funds, if Ashmore has published any research or article (that has not been withdrawn), unless the transaction is not contrary to the content of the research or article;

c.
you must not effect any transaction if you know or should know that Ashmore has accepted instructions from a client, or has decided on behalf of a client, to effect a transaction and the instructions or decisions have not yet been carried out. This applies whether or not Ashmore’s transaction is likely to affect the price of the securities concerned;

d.
you are not permitted to request or accept any financial accommodation, benefit or special dealing facilities from any stockbroker or dealer in securities outside the Ashmore group without the prior written consent of the Group Head of Compliance;

e.
you may not deal for an employee of another firm if you know or suspect that that employee is seeking to contravene or evade the provisions of any insider dealing regulations, the rules of his own organisation or the rules of any regulatory body responsible for the regulation of that firm;

f.
you must not effect any transaction in securities if you know or should reasonably know that Ashmore is prohibited from effecting the transaction for its own account or otherwise under the rules of its regulators;

g.
if you are precluded by these rules from entering into a transaction, you must not procure any other person to enter into such a transaction or communicate any information or opinion to any person if you know, or have reason to believe, that the person will, as a result, enter into such a transaction, or counsel or procure some other person to do so;

h.
your personal dealings must not interfere with the performance of your duties nor must they be of such nature or extent as to risk bringing the business of Ashmore into disrepute. In particular this means:

▪	you must not carry out transactions which you cannot afford to settle;

▪	bear transactions (i.e. the sale of securities not owned by the seller) and uncovered options are not permitted;

▪
same day trading in the same security and/or any related security of any type is prohibited other than in exceptional circumstances and then only if prior written permission has been obtained from Group Compliance;

▪	you must not carry out excessive trading;

j.	you must not effect transactions in futures, options or contracts for differences or other forms of derivatives without the prior written approval of Group Compliance;

k.
you must not undertake transactions in an Initial Public Offering, or a Limited Offering (as such terms are defined in Rule 17j-1 (a) of the US Investment Company Act 1940) without the prior written approval of Group Compliance.

20.3     What is the purpose of these rules?

These rules seek to:

▪	maintain standards of conduct within Ashmore at the highest levels of integrity;

▪	avoid conflicts of interest between Ashmore and its staff;

▪	ensure that the interest of clients take precedence over Ashmore staff;

▪	protect Ashmore and its staff from allegations of, and breaches of, insider dealing or market abuse laws and regulations;

▪	comply with all applicable laws and regulations.

The spirit, as well as the letter, of the rules should be observed. If you have any doubts about your obligations contact a member of Group Compliance or, if you are not located in the Ashmore London office, your local Compliance team / representative (“ACCO”).

20.4     Who do these rules apply to?

These rules apply to all Ashmore staff and their connected persons. For these purposes:

Staff means any employee and/or director of an Ashmore company, and applies whichever company within the Ashmore group employs you and whether you are permanent, temporary, employed as a contractor, on probation, or an intern.  If at commencement of contract / employment it is expected that the duration of the contract / arrangement will be less than three months HR, or the line / reporting manager of the person concerned, should consult with Group Compliance (or the relevant ACCO) who will determine the extent to which (if at all) these rules will not apply in full to that person.

Connected Person means, in relation to each member of Staff:

▪
anyone connected by reason of a domestic or business relationship (other than solely because that person is a client of Ashmore) such that the member of Staff has influence over that person’s judgement as to how to invest his property or exercise any rights attaching to securities.  This will include family members living in the household of the member of Staff;

▪
acting in the capacity as an executor or administrator of an estate, or as a trustee of a trust, in which a significant interest is held by the member of Staff, or any associate thereof, or any company or partnership controlled by that the member of Staff or by such associate;

▪
otherwise acting in a capacity as a personal representative or a trustee, except where that member of Staff is relying entirely on the advice of another person from whom it is appropriate to seek advice in the circumstances; and

▪	for the account of another person unless the member of Staff does so in the course of employment with Ashmore.

The member of Staff concerned must take reasonable steps to ensure that any Connected Person acting on his/her own account follows these rules.

20.5	What transactions are covered by these rules?

Transactions in, or in relation to, Securities, as defined in 20.15, or as referred to in section 20.1 and 20.2.

20.6	What transactions are not covered by these rules?

Subject always to the Emerging Market prohibition (see section 20.1 above), and the prohibitions and restrictions in 20.2 above, these rules do not apply to:

●
any discretionary transaction entered into for you, and without prior communication with you, provided that the discretion is not exercised by Ashmore (provided that such discretionary management arrangement has been approved by the Group Head of Compliance);

●	any transaction by you concerning a life policy.

20.7     What is the process for approval?

Where approvals are required under these rules they are sought in writing from Group Compliance (who will liaise – e.g. with the Chief Executive Officer - as necessary), or ACCO, for staff based outside of London, which ACCO will liaise with Group Compliance (as agreed with the Group Head of Compliance).  The current forms requesting approval are available from Group Compliance / the relevant ACCO).

20.8     What returns and declarations have to be provided by staff?

References to the Group Head of Compliance / Group Compliance in this section are read as ACCO for staff based outside the UK.

Reporting procedures:

Broker relationships:

No later than 10 days after establishing the relationship, you must advise Group Compliance of any firm through which you transact any personal dealing and provide details of any discretionary investment management agreements you have entered into by providing the name of the party with whom you have such agreement, and the date of the agreement.

Members of staff may be required to provide their authority to Group Compliance to write to each firm (broker) notified by staff, requesting them to send a copy of all contract notes and / or periodic statements to the Group Head of Compliance

You must inform any authorised person with or through whom you effect any transaction that you are an employee of Ashmore. Group Head of Compliance will require that the contract notes and / or periodic statements received meet all the information that is required to be reported e.g. under Rule 17j-1(d) of the US Investment Company Act of 1940.

Quarterly Declaration and Report:
Following the end of each calendar quarter, Group Compliance will provide you with a quarterly transactions/ holdings report and a declaration all of which you must sign and return within the requested time limit to meet the requirements of the US Investment Company Act of 1940.

Annual Holdings Report:
Annually, Group Head of Compliance will provide you with an annual holdings report and a declaration all of which you must sign and return within the requested time limit, to meet the requirements of the US Investment Company Act of 1940.

These rules also apply to non-executive directors of Ashmore Group plc (subject to modification by the Group Head of Compliance where he considers it appropriate (e.g. to acknowledge the nature of the role played by non- executive directors, and their access to information)). If a non-executive director is also an employee of a regulated firm which has similar personal account dealing rules, then an annual confirmation from that firm’s compliance officer that their personal account dealing rules have been adhered to is sufficient, although the Group Head of Compliance should be permitted to inspect their records at any time on request.

20.9	Record keeping, monitoring and checks by Group Compliance

Group Compliance will keep individual records by employee, including reports, dealing permissions granted, together with contract notes/broker statements etc for an appropriate period after the relevant employee has ceased employment in accordance with Ashmore’s Retention of Records policy.

You should note that it is the duty of the Group Head of Compliance to check your compliance with these rules. Breaches will be recorded in Ashmore’s errors and breaches records, and will be reported at the Risk and Compliance Committee, which may result in disciplinary action and ultimately summary dismissal.  Trading record details will also be passed to line management by Group Compliance as they consider appropriate.

20.10    New staff

New members of staff may join with existing investment portfolios, which may include Emerging Market assets.  No later than 10 business days after the date of commencement of your employment, you must report the following information (an Initial Holdings Report) to the Group Head of Compliance:

▪	The title, number of shares and principal amount of each security/fund in which you had any direct or indirect beneficial ownership at the commencement date of your employment;

▪	The name of any broker, dealer or bank with whom you maintained an account in which any securities were held for your direct or indirect benefit at that date.

Your initial holdings report must be current as of a date no more than 45 days prior to the date of commencement of your employment.

If you hold Emerging Markets assets, such assets may continue to be held or disposed of but may not be replaced unless in accordance with these rules.  Before disposal, you must seek approval from Group Compliance. Before a transaction is compliance approved, Group Compliance will establish whether or not any fund will be dealing in the same asset.  Approval will be granted for a limited period (e.g. 24 hours) only – if you do not deal within this period, a fresh approval must be gained.

20.11    Exceptions to these rules

The Group Head of Compliance may agree individual exceptions to these rules, provided that such exceptions will be documented by the Group Head of Compliance.

20.12    Dealings by members of the Group Compliance Department

Members of the Group Compliance Department will seek from the Group Head of Compliance, or in his absence the Group Finance Director.

The Group Head of Compliance will seek approvals from the Group Chief Executive Officer, or in his absence the Group Finance Director.

20.13   Additional information; including Frequently Asked Questions

Group Compliance maintains a list of FAQ’s – these are available from Group Compliance.  E-mail Compliance@ashmoregroup.com

20.14   Personal Account Dealing Definitions

Securities includes (and applies to both Emerging Markets and non Emerging Markets):

a. stocks and shares, debentures, bonds, units in unregulated collective investment schemes, government and public securities, certificates of deposit, warrants, futures, options, collateralised bond obligations and contracts for differences (e.g. forward rate agreements, interest rate swaps, market indices), whether UK or non UK, and whether listed or unlisted.

Bets placed on proprietary betting instruments (such as IG index, City Index or similar indices) are also covered by these rules, but the use of such instruments by Ashmore staff is discouraged;

b. any security as defined in section 2(a)(36) of the Investment Company Act of 1940 of the United States, and insofar as not included in the paragraph immediately above, includes any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre organisation certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

This definition of “securities” in this section b does not include:

- direct obligations of the Government of the United States;

- bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements.

c.  Please note that these rules also apply to making any formal or informal offer to buy or sell, taking up rights on a rights issue, exercising conversion or subscription rights, exercising an option and buying or selling an investment under any offer, including a takeover or tender offer, which is made to the public or all (or substantially all) the holders of the investment concerned.

20.15   Special Cases:

Specific rules apply in the case of proposed transactions involving:

a.	Ashmore Group plc;

b.	AGOL; or

c.	Ashmore funds.

In no case should an individual deal in any security when in possession of price sensitive or inside information, but this is particularly important in relation to a, b and c.

a.     Ashmore Group plc

The Company’s listing on the London Stock Exchange provides staff with the opportunity for buying and selling of the Company’s ordinary shares (“Ashmore shares”).  However, this can only be done subject to restrictions, which are set out in the Code for Dealing in Securities in Ashmore Group plc (the “Ashmore Code“).

The restrictions will also apply to the exercise of options held over Ashmore shares, whether or not any of the shares to be acquired under the exercise are proposed to be sold.  You are subject to a number of principles that you are required to understand, acknowledge and apply in practice.  Failure to do so can have serious consequences for the Company.

The main features of the Ashmore Code are as follows:

For the purposes of Ashmore Group plc securities dealing only, Ashmore personnel are divided into different categories, each of which has different obligations and/or restrictions:

1. Directors;

2. Persons Discharging Managerial Responsibilities (“PDMR”s);

3. Employee Insiders;

4. All other Group Employees.

For the time being, the Board has determined that the Company will be prudent and any employee not named in 1 and 2 above will be classed as 3, an Employee Insider.  Any PDMR’s will be notified of their status as such in writing by the Company Secretary or Group Head of Compliance.

Dealing consent

All persons in the categories 1, 2 and 3 above have been placed on a Company insider list.  You must obtain prior written consent to deal in Ashmore shares, making use of the form “Consent to Dealing in Ashmore Group plc Securities”, a copy of which is available from Group Compliance.  You should complete and hand the form to Group Compliance, who will consider whether consent to deal can be granted, or in the case of categories 1 and 2 will pass the form on to the appropriate officer of the Company for consent.  Consent can only be granted as specified in section 1.3(C) of the Ashmore Code.  Without consent being notified to you, you must not undertake or initiate any dealing.

Clearance or refusal to a dealing request must be notified back to you within 5 days.  You must effect an approved deal within 2 business days of being notified.

You must advise the Group Head of Compliance immediately after you have dealt in the Company’s securities and produce a contract note in respect of the deal concerned (or your broker can do so on your behalf in accordance with the Ashmore PA dealing procedures).

Prohibited periods

(i)         You are prohibited from trading in the Company’s securities in certain closed periods, as follows:

a)	the period starting on 1st January each year up to and including the announcement of interim trading results for the period to 31st December (this will typically be in the following February); and

b)	the period commencing in July each year being 60 days prior to the announcement of the full year’s trading results for the year to 30th June (this will typically be in the following September); and

c)	the period commencing 10 business days prior to each of the two Trading Statements/ Interim Management Statements typically released by the Company in mid-April and mid-October each year.

The Company Secretary will inform the Group’s Directors and employees by email in advance of the beginning and end of each close period.

(ii)         in seeking dealing consent, the fact that a limit order is to be placed must be specified.  Prior to the commencement of each close period, all unfilled open orders must be cancelled, unless expressly agreed to the contrary by the Group Head of Compliance;

(iii)        you must not deal if you are in possession of inside information about the Company, nor should you pass on such information, nor should you encourage or discourage other persons from dealing in the Company’s shares if you are in possession of inside information.

Directors, PDMRs, their connected persons and the Company Secretary are subject to stricter requirements than other employees.   If you fall within one of these categories, including where you have connected persons that may wish to deal in the Company’s shares, you should refer in particular to the additional requirements of the Ashmore Code:

Dealing under a Trading Plan

Ashmore Directors, PDMR’s, employee insiders and other employees who are subject to these rules (“restricted persons”) will be able to enter into a “trading plan” during an open period which will allow them to deal in the shares of Ashmore during a close period. Restricted persons can set up a trading plan during an open period that instructs a broker to buy and sell their shares, and exercise share options even during close periods on the basis that the dealing could not be influenced by any price sensitive information. By stating date and price caps in a trading plan during an open period, the sale or purchase will only take place if certain conditions are met.

Employees wishing to deal under such an arrangement should refer to the Company Secretary, or in his absence to the Group Head of Compliance.  You will be requested to complete the Trading Plan document (available from Group Compliance) prior to authorisation to deal being given in a close period. The Trading Plan document must be executed and submitted to your broker before the start of the relevant close period.  If this is not done, you will not be permitted to deal during the close period.

b. Ashmore Global Opportunities Limited

The listing on the London Stock Exchange (“LSE”) of Ashmore Global Opportunities Limited (“the Fund”) provides staff with the opportunity for buying and selling of the Fund’s ordinary shares (“AGOL shares”).  However, given the Fund’s listed status, there are compliance requirements over and above those for other Ashmore products.

Prohibited periods

The Fund is subject to the Listing Rules and the Model Code for its  “Persons Discharging Managerial Responsibilities” (“PDMR”s).  Its PDMRs are currently only its directors, although this could change at any time.

For as long as you are employed by Ashmore, and have not been notified that you are a PDMR of the Fund, you will not be subject to the close period restrictions of the Model Code.
However, as employees of the investment manager of the Fund, Ashmore staff may be in possession of inside information1 , such as during the period the Fund’s monthly NAV is being calculated, and before such NAV is released to the LSE2 .  Ashmore will therefore impose a number of Prohibited Periods for dealing between the close of business on the final business day of each month until the announcement to the LSE of such month’s NAV.

Furthermore, Prohibited Periods may be extended in January and July each year, until the Fund’s interim and final results announcements are made, if these dates are later than the December and June NAV announcements.

You must not undertake or initiate any dealing, nor should you encourage or discourage other persons from dealing in the Fund’s shares during a Prohibited Period.  Any open orders made outside a Prohibited Period that remain unfilled must be cancelled prior to the start of the next Prohibited Period.

In addition, you must not deal at any time if you are in possession of inside information about the Fund, nor should you pass on such information, nor should you encourage or discourage other persons from dealing in AGOL shares if you are in possession of inside information.

Dealing consent

All Ashmore personnel have been placed on the Fund’s insider list at Ashmore.  Until you have been advised in writing that you have been removed from this insider list, you must obtain prior written consent to deal in AGOL shares, making use of the form “Consent to Dealing in Ashmore Global Opportunities Limited Securities”, a copy of which is available from Group Compliance. You should pass the completed form (at any time during the month) requesting consent to the Group Head of Compliance (or in his absence the Company Secretary or Group Finance Director) can grant consent.  Once you have handed over your completed form for consent to deal, you are irrevocably committed to dealing once such consent has been granted to you.

Dealing consent will only be granted after the end of a Prohibited Period.  You may not undertake or initiate any dealing until consent has been granted.

1 “Inside information” is information of a precise nature which:
(i) is not generally available,
(ii) relates, directly or indirectly, to the Fund or any of AGOL’s shares, and
(iii) would, if generally available, be likely to have a significant effect on the price of any of AGOL’s shares or on the price of related investments.

2 There may also at times be other types of inside information that have not yet been released to the LSE.

If you submit a completed consent form in a Prohibited Period, as soon as reasonably practicable after the end of that Prohibited Period (i.e. following the announcement of the NAV or the preliminary/ final results announcements if applicable), the Group Head of Compliance will advise you whether approval has been granted or not. You will first be asked to confirm that you are not in possession of any inside information about the Fund at that time.

If you submit a completed consent form outside a Prohibited Period, the Group Head of Compliance will advise you as soon as possible after receipt of the request whether approval has been granted or not.

Dealing

Once consent has been granted to you to make any purchase or sale you must place your order and it must be executed as soon as possible, and in any event within two business days including the day consent has been given.

You may place your order subject to one or more price limits, provided such limits are specified on the Consent to Dealing form.  However, if your order or any part thereof has not been executed within two business days of consent being granted to you, you must re-apply for renewed consent for the balance of the order. Before such renewed consent may be granted, you will first be asked to confirm to the Group Head of Compliance that you are not in possession of any inside information about the Fund at that time.

Any unfilled orders at the beginning of a Prohibited Period must be cancelled, unless expressly agreed to the contrary by the Group Head of Compliance.

You must advise the Group Head of Compliance immediately after you have dealt in AGOL shares and produce a contract note in respect of the deal concerned (or your broker can do so on your behalf in accordance with established Ashmore PA dealing procedures).

If you invest in AGOL shares you will not be permitted to sell them for a period of at least 6 months.  You may however transfer them to your spouse with the Group Head of Compliance’s prior approval, but he/she cannot sell them for a period of at least 6 months from date of transfer.

c.  Funds Where Ashmore is Investment Manager (“Ashmore linked products”)

Staff should not be in any better position when investing in or divesting from Ashmore linked products than other investors in those products. Therefore, it is particularly important that staff do not deal whilst in possession of price sensitive / inside information about the fund concerned (or an investor or investee in that fund).  You will be asked to confirm that this is the case in the Consent to Dealing form (available from Group Compliance), which you will need to complete to obtain consent from Group Compliance.  Any staff wishing to buy or sell any Ashmore funds must obtain the prior written approval of Group Compliance (who,  if they consider it appropriate in the circumstances, may require you to commit to buying / selling for a period in excess of the minimum required by the rules of the fund concerned).

The dealing subscription / redemption application must be sent to the administrator/registrar  accompanied by a copy of the approved  Consent to Dealing form  and the application will be only be processed if the administrator is in possession of this.

If you invest in Ashmore linked products you will not be permitted to sell them for a period of at least 6 months.  You may however transfer them to your spouse with prior Group Compliance approval.

As with any personal trade, Group Compliance should be provided with a copy of the relevant contract note(s).  When you submit a copy of your signed Consent to Dealing Form to the Administrator, a contract note copy should be sent by the Administrator to the Group Head of Compliance. You should refer to the Group Compliance Department if you wish to know which are the Ashmore linked products.